Writer’s Direct Dial:   (516) 663-6519

Writer’s Direct Fax:	(516) 663-6719
Writer’s E-Mail:	asilvers@rmfpc.com

January 30, 2009

Pamela Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W. 3561

Washington, D.C. 20549

Re:	Perf-Go Green Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed December 24, 2008

File No. 333-152949

Dear Ms. Long:

On behalf of Perf-Go Green Holdings, Inc. (the “Company”), we are responding to the comment letter dated January 16, 2009 from the Division of Corporate Finance. To expedite your review, we have included marked copies of the amendment and this letter responds to each comment and provides the requested information.

STAFF COMMENT:

Note 13- Summary of Significant Accounting Policies, page F-14,

Revenue Recognition, page F-15

In your revised revenue recognition policy you state that “because historical experience is not yet substantial, the Company takes a 1% reduction for such items based on its understanding of industry trends.” Please clarify your disclosure to ensure that it complies with U.S. GAAP.

RESPONSE:

The Company has complied with the Staff’s comments by revising the disclosure accordingly.

Very truly yours,

/s/ Adam P. Silvers

ADAM P. SILVERS
For the Firm

cc:	Anthony Tracy